SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                             (Amendment No. 3)

                          METRO-GOLDWYN-MAYER INC.

                     (Name of Subject Company (Issuer))

                            TRACINDA CORPORATION
                               KIRK KERKORIAN
                    (Name of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                 591610100
                   (CUSIP Number of Class of Securities)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                      150 South Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                               (310) 271-0638

                                  Copy to:

                            Jeffrey Bagner, Esq.
                          Warren S. de Wied, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         CALCULATION OF FILING FEE

    Transaction Valuation*                         Amount of Filing Fee**
    ---------------------                          --------------------

        $240,000,000                                     $19,416

..........................................

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 15,000,000 shares of the subject company (number of shares sought) by $16.00 (the purchase price per share offered by the Purchasers (as defined below)).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million of the aggregate amount of the cash offered by Tracinda Corporation
     ("Tracinda") and Kirk Kerkorian ("Mr. Kerkorian" together with Tracinda, the "Purchasers").

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,416               Filing Party: Tracinda Corporation
                                                            Kirk Kerkorian
Form or Registration Number: Schedule To-T    Date Filed:   August 21, 2003

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement of Tracinda Corporation and Kirk Kerkorkian (collectively, the "Purchasers") on Schedule TO originally filed with the Securities and Exchange Commission on August 21, 2003, as supplemented and amended by Amendment Nos. 1 and 2 filed respectively on August 21, 2003 and September 4, 2003 (as amended, the "Schedule TO"), relating to the tender offer by the Purchasers for up to 15,000,000 shares of common stock, par value $.01 per share (the "shares"), of Metro-Goldwyn-Mayer Inc., a Delaware Corporation ("MGM"), at a purchase price of $16.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated August 21, 2003, and in the related letter of transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

     The information in the Offer to Purchase and the related letter of transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 5, 6 AND 12.

     Items 5 and 6 are hereby amended and supplemented as follows:

     On September 24, 2003, MGM issued a press release, a copy of which is attached hereto as Exhibit (a)(9), and is incorporated herein by reference.

     Item 12 is hereby amended and supplemented as follows:

     The following Exhibit is added:

     (a)(9) Press Release issued by MGM on September 24, 2003

                                 SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2003

                                        TRACINDA CORPORATION

                                        By:   /s/ Anthony L. Mandekic
                                           -----------------------------------
                                           Name:  Anthony L. Mandekic
                                           Title: Secretary/Treasurer

                                        KIRK KERKORIAN

                                        By:   /s/ Anthony L. Mandekic
                                           -----------------------------------
                                           Name: Anthony L. Mandekic
                                           Title: Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D, filed by Tracinda Corporation and Kirk Kerkorian on November 18, 1997.

                               EXHIBIT INDEX

Exhibit     Description
-------     -----------

(a) (1)     Offer to Purchase, dated August 21, 2003*

(2)         Letter of Transmittal*

(3)         Notice of Guaranteed Delivery*

(4)         Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees*

(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(7)         Press Release issued August 21, 2003*

(8) Form of Election for Participants in the Company Stock Fund under the MGM Savings Plan**

(9)         Press Release issued by MGM on September 24, 2003***

(b)(1)(A) Second Amended and Restated Credit Agreement, dated August 16, 2000, among Tracinda, Bank of America, N.A., and other financial institutions (the "Credit Agreement")*

(b)(1)(B)   Amendment No. 1 to the Credit Agreement, dated as of October
            16, 2000*

(b)(1)(C)   Amendment No. 2 to the Credit Agreement, dated as of January
            18, 2001*

(b)(1)(D)   Amendment No. 3 to the Credit Agreement, dated as of October
            1, 2001*

(b)(1)(E)   Amendment No. 4 to the Credit Agreement, dated as of July
            26, 2002*

(b)(1)(F)   Amendment No. 5 to the Credit Agreement, dated as of March
            28, 2003*

(b)(1)(G)   Amendment No. 6 to the Credit Agreement, dated as of June
            27, 2003*

(d)(1)(A) First Amended and Restated Pledge Agreement, dated as of October 30, 1996, by and between Tracinda and Bank of America National Trust and Savings Association (the "Pledge Agreement")*

(d)(1)(B)   Amendment No. 1 to the Pledge Agreement, dated as of August
            16, 2000*

(d)(1)(C) 250 Rodeo Pledge Agreement, dated as of August 28, 1998, by and between 250 Rodeo, Inc. and Bank of America National Trust and Savings Association (the "250 Rodeo Pledge
            Agreement")*

(d)(1)(D) Amendment No. 1 to 250 Rodeo Pledge Agreement, dated as of August 16, 2000*

(d)(1)(E) Continuing Guaranty, dated as of August 28, 1998, by and between 250 Rodeo, Inc. and Bank of America National Trust and Savings Association (the "Continuing Guaranty")*

(d)(1)(F)   Amendment No. 1 to the Continuing Guaranty, dated as of
            August 16, 2000*

(d)(2)(A) Form of Amended and Restated Shareholders Agreement, dated as of August 4, 1997, by and among the Company, Seven Network Limited, Tracinda, Metro-Goldwyn-Mayer Studios Inc., Frank Mancuso and Other Parties Specified on the Signature Page (incorporated by reference to Exhibit 10.24 of the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-35411))

(d)(2)(B) Form of Waiver and Amendment No. 1 to Amended and Restated Shareholders Agreement dated as of August 8, 1998
            (incorporated by reference to Exhibit 10.28 of the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-60723))

(d)(2)(C) Form of Amendment No. 2 to Amended and Restated Shareholders Agreement, dated September 1, 1998 (incorporated by reference to Exhibit 10.29 of the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-60723))

(d)(2)(D) Form of Waiver and Amendment No. 3 to Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit
            10.35 of the Company's annual report on Form 10-K filed on March 30, 1999 (Commission File No. 001-13481))

(d)(2)(E) License Agreement, dated as of February 29, 1980, by and between Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE) (the "License
            Agreement")*

(d)(2)(F) Amendment to License Agreement, dated as of August 6, 1998, by and between successors to Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM
            MIRAGE)*

(d)(2)(G) Second Amendment to License Agreement, dated as of June 19, 2000, by and between successors to Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE)*

(d)(2)(H) Merchandise License Agreement, dated as of December 1, 2000, by and between MGM Consumer Products, Metro-Goldwyn-Mayer Lion Corp., and MGM MIRAGE Retail*

(d)(2)(I) License Agreement, dated as of July 2001, by and between MGM Consumer Products, Metro-Goldwyn-Mayer Lion Corp., and MGM Grand Hotel, LLC*

(g)         Not Applicable

(h)         Not Applicable

              *  Previously filed with Schedule TO on August 21, 2003

             ** Previously filed with Amendment No. 1 to the Schedule TO on August 21, 2003

            ***  Filed herewith.